                                                                          DRAFT
                                                                          -----
                                                                          6/5/96

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            ----------------------


                                   FORM 11-K


              ( X ) Annual Report Pursuant to Secton 15(d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1996

                          Commission File No. 1-12338


                           -------------------------


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN
                           (Full Title of the Plan)




                          VESTA INSURANCE GROUP, INC.
                             3760 River Run Drive
                          Birmingham, Alabama  35243
                    (Name of Issuer of the Securities Held
                     Pursuant to the Plan and the Address
                      of its Principal Executive Office)

                             REQUIRED INFORMATION

(a)  Financial Statements for the J. Gordon Gaines, Inc. Retirement Savings Plan

                                                                       Page
                                                                    ----------
     (i)    Report of Independent Auditors                             F-1

     (ii)   Audited statements of net assets available for plan        F-2
            benefits as of December 31, 1996 and 1995

     (iii)  Audited statements of changes in net assets available      F-3
            for plan benefits for the years ended December 31, 1996,
            1995 and 1994.

(b)  Exhibits

     The following exhibit is filed herewith as a part of this annual report:

                 Exhibit Number                  Description of Exhibit
            ------------------------           --------------------------

                      23.1                       Consent of Independent
                                                 Certified Public Accountants

                          INDEPENDENT AUDITORS' REPORT



     The Administrative Committee
     J. Gordon Gaines, Inc. Retirement Savings Plan:


     We have audited the accompanying statements of net assets available for plan benefits of the J. Gordon Gaines, Inc. Retirement Savings Plan (Plan) as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years ended December 31, 1996, 1995 and 1994 ended in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ KPMG Peat Marwick LLP
     Birmingham, Alabama
     May 9, 1997

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                          December 31, 1996 and 1995





                                                                    1996       1995
                                                                  ---------  ---------
Assets:
 Investments at fair value:
   Vesta Insurance Group, Inc. common stock
     (cost: 1996 - $606,045, 1995 - $396,370)                  $    738,097    676,182
   Mutual fund investments:
     Vanguard Index Trust (cost: 1996 - $276,265,
       1995 - $155,193)                                             334,266    190,032
     Fidelity Balanced Fund (cost: 1996 - $154,950,
       1995 - $93,867)                                              164,713     97,606
     Biltmore Fixed Income Fund (cost: 1996 - $78,023,
       1995 - $49,574)                                               78,882     52,134
     Biltmore Prime Cash Management (cost: 1996 - $162,382,
       1995 - $146,760)                                             162,382    146,760
                                                                  ---------  ---------
         Total investments                                        1,478,340  1,162,714

 Cash                                                                   773        655

 Employee contributions receivable                                   15,866      6,280
 Employer contributions receivable                                       --      1,054
                                                                  ---------  ---------
         Total assets                                             1,494,979  1,170,703

Liabilities:
 Payable to broker                                                       --     31,410
 Other                                                                1,611      2,705
                                                                  ---------  ---------
         Total liabilities                                            1,611     34,115
                                                                  ---------  ---------
Net assets available for plan benefits                         $  1,493,368  1,136,588
                                                                  =========  =========


See accompanying notes to financial statements.

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

              For the Years Ended December 31, 1996, 1995 and 1994



                                                          1996        1995      1994
                                                      ----------   ---------   -------

Dividend income (includes dividends from
 sponsor's stock of $3,080, $2,393, and $430 in
 1996, 1995, and 1994, respectively)               $      28,338      17,014     7,826
Net appreciation (depreciation) of investments
                                                         (61,707)    327,845    (5,044)
                                                      ----------   ---------   -------
                                                         (33,369)    344,859     2,782
                                                      ----------   ---------   -------
Contributions:
 Employee                                                364,049     306,017   270,256
 Employer                                                150,601     123,273   123,102
                                                      ----------   ---------   -------
                                                         514,650     429,290   393,358
                                                      ----------   ---------   -------

Rollovers                                                 63,151       6,835    13,782
Distributions to participants                           (187,652)    (67,542)  (42,904)
                                                      ----------   ---------   -------
   Net increase                                          356,780     713,442   367,018

Net assets available for plan benefits:
 Beginning of year                                     1,136,588     423,146    56,128
                                                      ----------   ---------   -------

 End of year                                          $1,493,368   1,136,588   423,146
                                                      ==========   =========   =======

See accompanying notes to financial statements.

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements

                        December 31, 1996, 1995 and 1994



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

   (A)  BASIS OF PRESENTATION
        ---------------------

       The accompanying financial statements of J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles. J. Gordon Gaines (the Company or Sponsor) is a wholly-owned subsidiary of Vesta Insurance Group, Inc. (Vesta).

   (B) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
       -----------------------------------------------------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrators to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the components of changes in net assets during the reporting period. Actual results could differ from those estimates.

   (C)  INVESTMENTS VALUATION
        ---------------------

       Investments in mutual funds and in Vesta common stock are stated at fair value, based on quotations obtained from national securities exchanges. Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

       For cash, receivables and payables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

   (D)  PLAN EXPENSES
        -------------

       Wachovia Services, Inc. (the Trustee) is trustee for the Plan. Administration fees paid to the Trustee and all other administrative expenses are paid by the Sponsor.

   (E)  FEDERAL INCOME TAXES
        --------------------

       A determination letter has been received from the Internal Revenue Service stating that the Plan qualifies under Section 401 of the Internal Revenue Code and that the Plan is exempt from federal income tax. Amounts contributed by the employer, Plan earnings and appreciation in the value of investments will not be taxable to the employee until a distribution is received from the Plan, except for appreciation in the value of Vesta Insurance Group, Inc. common stock which will not be taxed until the participant disposes of that stock.

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(2)  ORGANIZATION
     ------------

   The Plan was adopted on November 15, 1993. The Plan includes a salary reduction feature which permits employees who participate (Participants) in the Plan to defer and save part of their compensation, as provided for under
   Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).


(3)  DESCRIPTION OF PLAN
     -------------------

   (A)  PARTICIPANT CONTRIBUTIONS
        -------------------------

       Employees become eligible to participate in the Plan on the first day of January, April, July, or October following completion of one year of service. Participants may elect to have from 1 to 10 percent of their compensation deferred and contributed to the Plan. There were 152 participants and 130 participants as of December 31, 1996 and 1995, respectively.

       Participants may allocate their contributions, in multiples of 10 percent, to the following investments:

         (i) Money Market Fund: Invested primarily in the Biltmore Prime Cash Management Fund which invests in commercial paper and other money market instruments maturing in one year or less;

        (ii) Bond Fund: Invested primarily in the Biltmore Fixed Income Fund which invests in direct obligations of the United States or agencies;

       (iii)  Balanced Fund:  Invested primarily in the Fidelity Balanced
              Fund which invests in common or preferred stock, and securities convertible into common stock, direct obligations of the United States Government and its agencies, corporate bonds, debentures, notes, and certificates of indebtedness;

        (iv) Equity Fund: Invested primarily in the Vanguard Index Trust which invests in common or capital stock and convertible bonds, convertible notes, debentures or preferred stocks which are convertible into common or capital stocks;

         (v)  Vesta Insurance Group, Inc. common stock.

   (B) EMPLOYER MATCHING CONTRIBUTIONS
       -------------------------------

       The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. For 1996 and 1995, these matching contributions were 50 percent of employee contributions up to a maximum of 6 percent of the employeeOs compensation. The Employer may also make additional discretionary contributions. However, there were no additional discretionary contributions in 1996 or 1995.

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

(3)  DESCRIPTION OF PLAN, CONTINUED
     ------------------------------

     (C) VESTING
         -------

       Participants have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their contributions. A Participant acquires a vested interest in the portion of their accounts attributable to Employer matching and additional discretionary contributions based on length of employment, as follows:

               Years of Service                   Vesting Percentage
               ----------------                   ------------------

               Less than 3                               0%
                    3                                   20%
                    4                                   40%
                    5                                   60%
                    6                                   80%
                    7                                  100%

     (D) FORFEITURES
         -----------

       If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100 percent vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts are applied to the Company's contributions.

     (E) WITHDRAWAL PROVISIONS
         ---------------------

       Participants may request that all or part of their accounts attributable to elective contributions be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion will be taxable and may not be repaid to the Plan.

     (F) PRIORITIES UPON TERMINATION
         ---------------------------

       Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

     (G) ROLLOVERS
         ---------

       During 1996 and 1995, assets were rolled into the Plan from the qualified plans of previous employers of employees of the Company.

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(4)    INVESTMENTS
       -----------
       The investments of the Plan as of December 31, 1996 and 1995 are summarized as follows:

                                                        December 31, 1996
                                   -----------------------------------------------------------
                                     Number of                    Fair value per       Fair
                                   shares/units       Cost        share or unit        value
                                   ------------    ----------     --------------     ---------
Vesta Insurance Group, Inc.           23,525       $  606,045         31.38            738,097
Vanguard Index Trust                   4,833          276,265         69.16            334,266
Fidelity Balanced Fund                11,698          154,950         14.08            164,713
Biltmore Fixed Income Fund             8,166           78,023          9.66             78,882
Biltmore Prime Cash Management       162,382          162,382          1.00            162,382
                                                   ----------                        ---------
                                                   $1,273,665                        1,478,340
                                                   ==========                        =========

                                                        December 31, 1995
                                   -----------------------------------------------------------
                                     Number of                    Fair value per       Fair
                                   shares/units       Cost        share or unit        value
                                   ------------    ----------     --------------     ---------
Vesta Insurance Group, Inc.           12,407        $ 396,370         54.50            676,182
Vanguard Index Trust                   3,299          155,193         57.60            190,032
Fidelity Balanced Fund                 7,219           93,867         13.52             97,606
Biltmore Fixed Income Fund             5,224           49,574          9.98             52,134
Biltmore Prime Cash Management       146,760          146,760          1.00            146,760
                                                    ---------         -----          ---------
                                                    $ 841,764                        1,162,714
                                                    =========                        =========

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(4)   INVESTMENTS, CONTINUED
      ----------------------

  Allocation of Net Assets Available for Plan Benefits to Investment Programs

                               December 31, 1996

                                      Money                                Company
                                      Market    Bond    Balanced  Equity    Stock   Combined
                                       Fund     Fund      Fund      Fund     Fund      Funds
                                     -------  -------  --------  -------  -------  ---------
    Assets:
     Investments at fair value    $  161,744  78,882    164,713  334,266  738,735  1,478,340
     Cash                                746       8          6        9        4        773
     Employee contributions
       receivable                      1,968     805      2,361    3,906    6,826     15,866
                                     -------  ------    -------  -------  -------  ---------
         Total assets                164,458  79,695    167,080  338,181  745,565  1,494,979
                                     -------  ------    -------  -------  -------  ---------

   Liabilities:
     Other                              (449)    (30)     1,133      286      671      1,611
                                      ------   -----    -------  -------  -------  ---------
                                        (449)    (30)     1,133      286      671      1,611
                                      ------  ------    -------  -------  -------  ---------
   Net assets available
       for plan benefits          $  164,907  79,725    165,947  337,895  744,894  1,493,368
                                     =======  ======    =======  =======  =======  =========

   Allocation of Net Assets Available for Plan Benefits to Investment Programs
                               December 31, 1995

                                      Money                              Company
                                     Market    Bond   Balanced  Equity    Stock   Combined
                                      Fund     Fund     Fund     Fund     Fund      Funds
                                     -------  ------  --------  -------  -------  ---------

     Assets:
     Investments at fair value    $   99,194  53,258   100,199  194,147  715,916  1,162,714
     Cash                                466       6        14       25      144        655
     Employee contributions
       receivable                        628     398       921    1,453    2,880      6,280
     Employer contributions
       receivable                         --      --        --       --    1,054      1,054
                                     -------  ------   -------  -------  -------  ---------
         Total assets                100,288  53,662   101,134  195,625  719,994  1,170,703
                                     -------  ------   -------  -------  -------  ---------

   Liabilities:
     Payable to broker                    --      --        --       --   31,410     31,410
     Other                               219     409       612    1,465       --      2,705
                                        ----  ------   -------  -------  -------  ---------
                                         219     409       612    1,465   31,410     34,115
                                        ----  ------   -------  -------  -------  ---------
   Net assets available
       for plan benefits          $  100,069  53,253   100,522  194,160  688,584  1,136,588
                                     =======  ======   =======  =======  =======  =========

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(4)  INVESTMENTS, CONTINUED
     ----------------------
 Allocation of Changes in Net Assets Available for Plan Benefits to Investment
  Programs
                     For the Year Ended December 31, 1996

                                        Money                                     Company
                                       Market      Bond    Balanced    Equity      Stock     Combined
                                        Fund       Fund      Fund       Fund       Fund       Funds
                                      ---------  --------  ---------  ---------  ---------  ----------

   Dividend income                    $  7,743     4,212      6,274      7,029      3,080      28,338
   Net appreciation (depreciation)
     of investments                         --    (1,623)     6,394     48,612   (115,090)    (61,707)
                                      --------   -------    -------   --------   --------   ---------
                                         7,743     2,589     12,668     55,641   (112,010)    (33,369)
                                      --------   -------    -------   --------   --------   ---------

   Contributions:
     Employee                           40,422    17,732     42,481     74,617    188,797     364,049
     Employer                           18,416     7,081     16,102     29,494     79,508     150,601
                                      --------   -------    -------   --------   --------   ---------
                                        58,838    24,813     58,583    104,111    268,305     514,650
                                      --------   -------    -------   --------   --------   ---------

   Rollovers                             9,428     6,581      7,532     30,952      8,658      63,151
   Distributions to participants        (6,415)  (13,297)   (20,214)  (120,172)   (27,554)   (187,652)
   Transfers                            (4,222)    5,786      6,856     73,203    (81,623)         --
                                      --------   -------    -------   --------   --------   ---------
         Net increase                   65,372    26,472     65,425    143,735     55,776     356,780

   Net assets available for
       plan benefits:
         Beginning of year             100,069    53,253    100,522    194,160    688,584   1,136,588
                                      --------   -------    -------   --------   --------   ---------
         End of year                  $165,441    79,725    165,947    337,895    744,360   1,493,368
                                      ========   =======    =======   ========   ========   =========

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

(4)  INVESTMENTS, CONTINUED
     ----------------------
 Allocation of Changes in Net Assets Available for Plan Benefits to Investment
                                    Programs
                      For the Year Ended December 31, 1995

                                        Money                                  Company
                                        Market    Bond    Balanced    Equity    Stock     Combined
                                         Fund     Fund      Fund       Fund      Fund      Funds
                                       --------  -------  ---------  --------  --------  ----------

   Dividend income                  $    4,364    2,530      3,660     4,067     2,393      17,014
   Net appreciation
     of investments                         --    4,116      7,626    38,667   277,436     327,845
                                       -------   ------    -------   -------   -------   ---------
                                         4,364    6,646     11,286    42,734   279,829     344,859
                                       -------   ------    -------   -------   -------   ---------

   Contributions:
     Employee                           37,271   17,833     39,784    59,446   151,683     306,017
     Employer                           14,296    6,076     13,694    23,203    66,004     123,273
                                       -------   ------    -------   -------   -------   ---------
                                        51,567   23,909     53,478    82,649   217,687     429,290
                                       -------   ------    -------   -------   -------   ---------

   Rollovers                               954       --         --     1,827     4,054       6,835
   Distributions to participants        (8,778)  (9,179)   (14,897)  (11,056)  (23,632)    (67,542)
   Transfers                            (4,300)     261    (15,065)   (9,136)   28,240          --
                                       -------   ------    -------   -------   -------   ---------
         Net increase                   43,807   21,637     34,802   107,018   506,178     713,442

   Net assets available for
       plan benefits:
     Beginning of year                  56,262   31,616     65,720    87,142   182,406     423,146
                                       -------   ------    -------   -------   -------   ---------
     End of year                    $  100,069   53,253    100,522   194,160   688,584   1,136,588
                                       =======   ======    =======   =======   =======   =========


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(4)  INVESTMENTS, CONTINUED
     ----------------------

 Allocation of Changes in Net Assets Available for Plan Benefits to Investment
  Programs
                      For the Year Ended December 31, 1994

                                              Money                                   Company
                                              Market     Bond    Balanced    Equity    Stock    Combined
                                              Fund       Fund      Fund      Fund       Fund     Funds
                                            ---------  --------  --------  ---------  --------  --------

   Dividend income                         $   1,495     1,404     1,959      2,538       430     7,826
   Net appreciation (depreciation)
     of investments                               --    (1,977)   (4,404)    (1,588)    2,925    (5,044)
                                              ------   -------   -------    -------   -------   -------
                                               1,495      (573)   (2,445)       950     3,355     2,782
                                              ------   -------   -------    -------   -------   -------

   Contributions:
     Employee                                 35,611    27,120    62,606     81,018    63,901   270,256
     Employer                                 18,742    12,156    28,167     33,988    30,049   123,102
                                              ------   -------   -------    -------   -------   -------
                                              54,353    39,276    90,773    115,006    93,950   393,358
                                              ------   -------   -------    -------   -------   -------

   Rollovers                                   1,038     1,037     2,478      4,029     5,200    13,782
   Distributions to participants              (3,443)   (3,246)  (15,792)   (14,591)   (5,832)  (42,904)
   Transfers                                  (5,209)  (11,442)  (28,161)   (40,921)   85,733        -
                                              ------   -------   -------    -------   -------   -------
         Net increase                         48,234    25,052    46,853     64,473   182,406   367,018

   Net assets available for
     plan benefits:
       Beginning of year                       8,028     6,564    18,867     22,669         -    56,128
                                              ------   -------   -------    -------   -------   -------
       End of year                         $  56,262    31,616    65,720     87,142   182,406   423,146
                                              ======   =======   =======    =======   =======   =======


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

(5)  RELATED PARTY TRANSACTIONS
     --------------------------

     The Sponsor paid all of the Plan's administrative expenses in 1996, 1995 and 1994. During 1996, 1995 and 1994, the Plan acquired and sold Vesta Insurance Group, Inc. common stock as follows:

                                                       Selling price/
                                  Shares        Cost    fair value
                              --------------  --------  ----------

     1996:
       Acquired                   7,973     $280,052     280,052
       Sold                       1,208       29,668      38,612
       Balance at year-end       19,172      606,045     738,097

     1995:
       Acquired                   6,309     $227,602     227,602
       Sold                          67        2,024       2,574
       Balance at year-end       12,407      396,370     676,182

     1994:
       Acquired                   6,503     $182,410     182,410
       Balance at year-end        6,503      182,410     182,410

                                  SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the J. Gordon Gaines, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                J. GORDON GAINES, INC.
                                RETIREMENT SAVINGS PLAN

                                By:  J. Gordon Gaines, Inc.,
                                     Administrator of the Plan


                                     By:  /s/ Donald W. Thornton
                                        -------------------------------------
                                          Donald W. Thornton
                                     Its:   Senior Vice President, General
                                            Counsel and Secretary

Date:  June 27, 1997

                                                              Schedule 1
                                                              ----------





                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                            As of December 31, 1996


                                                      December 31, 1996
                                              ----------------------------------
                                              Number of                  Fair
                                              shares/units    Cost       value
                                              ------------  ---------  ---------

Vesta Insurance Group, Inc. common stock *       19,172    606,045    738,097
Vanguard Index Trust                              4,834    276,265    334,266
Fidelity Balanced Fund                           12,495    154,950    164,713
Biltmore Fixed Income Fund                        5,304     78,023     78,882
Biltmore Prime Cash Management                  162,382    162,382    162,382
                                                         ---------  ---------
                                                        $1,277,665  1,478,340
                                                         =========  =========




   *  Vesta Insurance Group, Inc. owns 100 percent of the common stock of the
      Sponsor making Vesta a   party-in-interest.

                                                                      Schedule 2
                                                                      ----------



                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1996




                                                                1996
                                        -----------------------------------------------------------
                                                                                  Current
                                                          Purchase               value of
                                          Number          price and              asset on
                                            of            aggregate   Selling   transaction   Net
                                          shares             cost      price       date       gain
                                        ---------         ---------   -------  -----------  ------
Purchase of investments:
 * Vesta Insurance Group,
    Inc. common stock                       7,973         280,052       --      280,052      --
  Vanguard Index Trust                      3,649         229,945       --      229,945      --
  Fidelity Balanced Fund                    6,025          81,331       --       81,331      --
  Biltmore Fixed Income Fund                4,534          43,666       --       43,666      --
  Biltmore Prime
    Cash Management Fund                  771,034         771,034       --      771,034      --

Sale of investments:
 *  Vesta Insurance Group, Inc.
    common stock                            1,208          29,668   38,612       38,612   8,944
  Vanguard Index Trust                        749          20,249   20,618       20,618     369
  Fidelity Balanced Fund                    2,114         108,873  134,325      134,325  25,452
  Biltmore Fixed Income Fund                1,596          15,693   15,772       15,772      79
  Biltmore Prime Cash
    Management Fund                       755,412         755,412  755,412      755,412      --




* Vesta Insurance Group, Inc. owns 100 percent of the common stock of the Sponsor making Vesta a party-in-interest.

                                 EXHIBIT INDEX

    Exhibit                                                                 Page
    Number                      Description of Exhibit                     Number
 ------------     ---------------------------------------------------    ----------
     23.1         Consent of Independent Certified Public Accountants

                                       -18-